

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2015

Via E-mail
Paul Mathieson
Chief Executive Officer
IEG Holdings Corporation
6160 West Tropicana Ave, Suite E-13
Las Vegas, NV 89103

> **Re: IEG Holdings Corporation**
> **Registration Statement on Form S-1**
> **Filed December 12, 2014**
> **File No. 333-200918**

Dear Mr. Mathieson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your CEO, Mr. Mathieson, has participated in interviews during the quiet period of your IPO registration. Please provide your analysis as to how this complies with Section 5 of the Securities Act.

Prospectus Summary, page 4

2. Please revise the preamble of this section to state that the summary highlights material information, rather than "highlights certain significant aspects of our business and this offering, but it is not complete."

3. In addition, we note the last sentence of the preamble states that "certain historical information" has been adjusted to give effect to the 1:6 stock split that occurred in February of 2013. Please revise your prospectus to universally give effect to the 1:6 stock split. Where this is not practicable, please prominently disclose that the stock split has not

been given effect. Revise the preamble to state that the disclosure gives effect to the stock split.

Our Company, page 4

4. We note your previous operating company names Interact Technologies, Inc., Fairhaven Technologies, Inc., and most recently as Ideal Accents, Inc. Please revise your disclosures here and elsewhere in your filing to disclose the business offerings these entities provided and any other information necessary for a complete understanding.

5. Please tell us and revise your filing to disclose how you determined that the stock exchange agreement with Investment Evolution Global Corporation ("IEGC") and the ownership interests held by IEG Holdings Limited ("IEG") resulted in the acquisition of IEGC being treated as a reverse acquisition with IEGC being the accounting acquirer. In your response please provide us with a detailed understanding of this transaction and how it was reflected in your financial statements.

6. As a related matter, we note conflicting disclosure on page F-29 that the company was the accounting acquirer in this reverse acquisition. Please revise your filing accordingly for consistency.

7. Please include a discussion regarding your former parent (its business and the subsequent share distribution) and your current subsidiaries.

8. Please describe the Rights Offerings that occurred with pre-merger shareholders that you reference in the section entitled Recent Sales of Unregistered Securities.

Summary Historical Financial Data, page 6

9. Please revise your summary historical financial data table to comply with instruction 2 to Item 301 of Regulation S-K. For instance, we note that you have not presented income (loss) per common share for each period presented.

Risk Factors

10. Please consider adding a risk factor that addresses the risks associated with unsecured and subprime lending more generally.

11. We note your disclosure on page 4 that as an "emerging growth company" you have elected to take advantage of the benefits of an extended transition period provided by Section 7(a)(2)(B) of the Securities Act. Please revise your filing to provide a risk factor stating the following:

- This election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies; and
- As a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Our limited operating history makes our future prospects and financial performance unpredictable…, page 7

12. We note your disclosure that you have not made an operating profit since incorporation and that the current scale of your operations is insufficient to achieve profitability. Please revise your disclosure to either add a new risk factor addressing these statements, or revise the heading of the current paragraph to reflect this disclosure.

We depend on third-party service providers for our core operations including online lending and loan servicing…, page 9

13. Your disclosure on page 16 refers to your servicing arrangement as licensed software. Please clarify the nature of your servicing arrangements and the risk of termination.

Our accountants have raised substantial doubt regarding our ability to continue as a going concern, page 10

14. We note your disclosure that your independent auditor has raised substantial doubt as to your ability to continue as a going concern. Please revise to include this disclosure in the summary.

If the selling stockholders sell a substantial number of shares all at once…, page 11

15. We note that the shares offered by the selling stockholders constitute a significant number of your outstanding shares of common stock. Please revise your disclosure to state the percentage of your outstanding shares of common stock that is being offered by the selling stockholders.

Description of Business

Business Overview, page 14

16. We note your disclosure that you planned to begin funding five-year AUD unsecured consumer loans in Australia in late December 2014. Please revise to provide an update as to the funding of these loans.

17. In addition, you disclose that "as of the date of this prospectus, [you] have not provided any loans in Australia"; however, this is inconsistent with media reports that you have lent approximately $48 million to over 11,500 borrowers in Australia. In addition, you

appear to currently offer such loans on your website:
http://www.mramazingloans.com.au. Please reconcile this disclosure and revise this
section to include a robust discussion about your current business operations.

18. Please revise your filing to clearly disclose the terms of your unsecured loans.
Specifically, you disclose on page 14 that you offer loans ranging from $2,000 to $10,000
and note disclosure on page 15 that these loans range from $5,000 to $10,000. Similarly,
on page 15 you disclose that the term of these loans are five years however we also note
disclosure on page F-8 that these terms ranged from three to five years. Please revise
accordingly for consistency.

Market, page 14

19. Please revise to discuss your market in more detail. Given that you only fund loans in
certain states, provide a breakdown of your loan origination amounts in each state where
you do business. Include the percentage of your portfolio represented by each. Describe
any trends.

Business Strategy, page 14

20. Please explain how your state-licensed business model gives you an advantage over your
competitors and allows you to take advantage of continued regulatory pressure and
legislative change.

21. On page 15, you disclose that "growth in lending is attributable to launching online
lending and joint venturing with a number of new marketing partners." Please provide
more detail regarding these ventures and partners. If formal agreements exist with such
partners, please file these as exhibits or tell us how you determined they are not material.

Products, page 15

22. We note that your disclosure currently includes an "illustrative profile" of your personal
loans. Please revise this section in its entirety to include detailed information regarding
your loan portfolio. Please provide specific information regarding loan amounts and
interest and annual percentage rates. Since you state that the exact rate and term is
dependent on the customer state of residency, please include the averages for each state.
In addition, please describe the reason for the differences in rates and terms by state.

23. We note your disclosure that your loan volume has grown by more than 2040% in 16
months. Please provide a graph which depicts the loan volume for each month (both in
number of loans and origination value).

24. The information in the row entitled "Average Borrower Demographic" reflects ranges of
information, rather than actual averages. Please revise to also include averages.

Loan Underwriting, page 16

25. Please provide more disclosure about the underwriting process, including what documentation you require and any information you independently verify. We note you refer to bank statements and debt to income ratios.

26. You disclose that each loan is sent for secondary review and approval by your Chief Credit Officer. Please describe this review and approval process.

27. Revise to include information regarding your underwriting standards, such as whether borrowers are required to have a minimum credit score. Please also describe how you determine the interest and annual percentage rates. Please be specific in your response.

Servicing, page 16

28. Revise to include specific information with respect to your default rates, the number of past due loans in your portfolio and the number of loans for which you have begun collection proceedings.

Regulation

Competition, page 17

29. We note that you list Lending Club and Prosper as competitors. Please tell us whether you have a peer-to-peer lending component to your business.

Market Information, page 18

30. Please revise your filing to include a table of the range of high and low closing bid quotations for your common stock for each quarterly period in 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

31. Please revise to provide a header that indicates the results of operations discussion is for the period ending September 30, 2014 compared to the period ending September 20, 2013.

Provision for Credit Losses, page 20

32. Please revise to more comprehensively explain the reasons between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during each period and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as

well as any other key drivers, impact each component of the allowance for loan losses (i.e. collectively evaluated and individually evaluated).

Directors and Executive Officers

Committees of Our Board of Directors, page 27

33. We note your disclosure that your board of directors consists of only one person who is not independent, and that you do not have any committees, including an audit committee. Please revise your disclosure in Risk Factors to disclose this information.

Executive Compensation

2013 Summary Compensation Table, page 28

34. Please revise to include Item 402 disclosure for 2014 in a pre-effective amendment to the registration statement. For more information, please refer to C&DI Regulation S-K Question 117.05.

35. Please tell us how you determined that Mr. Mathieson's salary is appropriate given your recent reported net losses and the auditor's doubt as to your ability to continue as a going concern.

Certain Relationships and Related Transactions, page 29

36. Please provide a more detailed description of the distribution of shares to the shareholders of IEG Holdings Limited.

37. Please provide a general discussion of the nature of the credit arrangements with the shareholders that are described in the last line of this section. Please confirm whether such shareholders constitute some or all of the selling stockholders named in this filing.

Principal and Selling Stockholders, page 29

38. The second paragraph references footnotes to the table. However, there do not appear to be footnotes for any of the selling stockholders. Please either revise to include the footnotes, or confirm that there are none.

39. Even if she does not hold any shares, your Chief Operating Officer should be included in the table since she is a named executive officer. Please revise.

40. Please explain what the entities are that are included in the brackets after each selling stockholder's name. Further, it appears that some of the selling stockholders may be parts of groups of stockholders that retain beneficial ownership over the same shares. Please revise to list the shares being offered only once, or confirm that you have already done so. In addition, with respect to each selling stockholder that is not a natural person,

please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

Notes to Consolidated Financial Statements

General

41. Please ensure that all disclosure revisions made in your next filing as a result of comments below on your audited financial statement footnotes for the periods ended December 31, 2013 and 2012 are also incorporated in your unaudited financial statement footnotes for the periods ended September 30, 2014 and 2013.

Note 1. Summary of Significant Accounting Policies

Loans Receivable and Interest Income, page F-8

42. Please revise your filing to disclose the following:

- The policy regarding troubled debt restructuring and loan modifications;
- The policy for recording payments received on nonaccrual financing receivables. Refer to ASC 310-10-50-6(b); and
- The policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Allowance for Credit Losses, page F-8

43. We note your disclosure that the allowance is based on various factors, including specific circumstances of the individual loans, management's knowledge of the industry, and the experience and trends of other companies in the same industry. Please revise your filing to provide a more robust and detailed discussion of the methodologies you use to estimate the allowance for loan losses. Please separately discuss your methodologies related to loans individually evaluated for impairment under ASC 310-10-35 resulting in allocated specific allowances and those collectively evaluated for impairment under ASC 450-20.

Impaired loans, page F-8

44. Please revise to disclose your policy for recognizing interest income on impaired loans and how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Note 2. Loans Receivable, page F-10

45. Please revise your filing to comply with the disclosure requirements of ASC 310-10-50. Specifically, please disclose the following:

- The balance in the allowance for loan losses at each period end disaggregated on the basis of impairment method (i.e. individually or collectively). Refer to ASC 310-10-50-11B(g) and the example disclosure in ASC 310-10-55-7;
- The recorded investment in impaired loans for which you have a related allowance for loan loss and the recorded investment in impaired loans for which you do not have a related allowance for loan loss. Refer to ASC 310-10-50-15(a)(3) and (4);
- Troubled debt restructuring disclosures required by ASC 310-10-50-33 and 34;
- A summary of past due and non-accrual loans in tabular format as required by 310-10-55-9; and
- The recorded investment in loans by credit quality indicator along with a description of the credit quality indicators as required by ASC 310-10-50-29.

Note 7. Income Taxes, page F-12

46. Please revise your filing to provide all of the disclosures required by ASC 740-10-50.

Note 8. Related Party Transactions, page F-13

47. We note your disclosure that deferred salary to your CEO was treated as consideration for shares of common stock issued. Please explain why the stock issuances have not been disclosed in the tables in Executive Compensation beginning on page 28.

Consolidated Balance Sheets September 30, 2014 and December 31, 2013, page F-16

48. Please revise to label your consolidated balance sheet as of September 30, 2014 as "unaudited" instead of the period ended December 31, 2013.

Recent Sales of Unregistered Securities, page II-2

49. Please provide more information with regard to the "entitlement offerings" you reference in this section.

Exhibits

50. Please file all exhibits with your next amendment, including any material agreements such as the Rights Sales Agreement you reference on page 29 and the other Rights Agreements you reference in the section entitled Recent Sales of Unregistered Securities or tell us why these agreements should not be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Laura Anthony
        Legal & Compliance, LLC